

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 2, 2008

Robert J. Smith
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905

Re: **Wabash National Corporation**
Form 10-K for the fiscal year ended December 31, 2007
Filed February 19, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
File No. 001-10883

Dear Mr. Smith:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 60

1. We could not locate the Equity Compensation Plan Information section you
    reference. Please advise. Refer to Item 201(d) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 17
Elements of Compensation, page 18

2. Please provide a list of the companies to which you benchmark. Please also
    disclose the degree to which the Compensation Committee considered such
    companies comparable to you. Alternatively, please provide an analysis of why the
    company does not benchmark. While we note your disclosure in the Competitive
    Market Assessment section on page 18 that the company does not specifically
    benchmark, it appears the company reviews the competitive market assessment
    provided by Towers Perrin and looks to the median or midpoint of the salaries
    covered by the assessment when setting base salaries and long-term incentive plan
    compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentive Plan, page 18

3. We note your disclosure that decisions regarding your short-term incentive plan are
    based on an assessment of each executive's performance against certain
    performance factors, goals or targets. In future filings, please provide a qualitative
    and a quantitative discussion of all the performance measures to be achieved in
    order for your executive officers to earn their performance-related compensation.
    We would expect to see the specific company financial goals, key operating drivers
    and individual performance objectives used to determine performance-related
    compensation and how your performance-related awards are specifically structured
    around such performance goals. Please note that qualitative measures generally
    need to be presented to conform to the requirements of Item 402(b)(2)(v) of
    Regulation S-K.

    To the extent you believe that disclosure of the performance measures is not
    required because it would result in competitive harm such that it could be excluded
    under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your
    response letter a detailed explanation for your conclusion as to competitive harm.
    To the extent that you have an appropriate basis for omitting disclosure of the
    performance measures, please revise your disclosure to discuss how difficult it
    would be for the named executive officers or how likely it will be for you to
    achieve the undisclosed target levels or other factors. General statements regarding

the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Potential Payments on Termination or Change-in-Control, page 29

4. We could not locate the definition of "cause" in this section. Please advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director